[redacted]

06006114

RECEIVED
MAR 0 8 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 43150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Ridge Lake Boulevard
(No. and Street)

Memphis (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAROLD L. GLADNEY (901)762-5309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) Tennessee (State) 38103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VINING-SPARKS IBG, L.P.
OATH OR AFFIRMATION

I, James L. Vining, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

James L. Vining
James L. Vining
President and Chief Executive Officer

Cynthia A. Vance
Notary Public

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Changes in Partner's Capital
x	(e)	Statement of Cash Flows
___	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
x	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
___	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
___	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CYNTHIA A. VANCE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Table of Contents

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Partners
Vining-Sparks IBG, Limited Partnership:

We have audited the accompanying statement of financial condition of Vining-Sparks IBG, Limited Partnership (the Partnership) as of December 31, 2005, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2006

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2005

Assets

Cash, including $2,266,087 segregated under federal regulations (note 2)	$	3,551,642
Securities purchased under agreements to resell		276,002,241
Customers receivables		4,291,947
Brokers and dealers receivables (note 3)		7,304,304
Securities owned, at fair value (notes 4, 5, and 6)		536,763,899
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $6,475,630		1,752,827
Accrued interest receivable on securities		4,080,339
Other receivables		2,018,175
Other assets		2,662,099
	$	838,427,473

Liabilities and Partners' Capital

Liabilities:		
Payable to clearing agent and brokers and dealers (note 5)	$	390,004,009
Securities sold under agreements to repurchase (note 6)		133,065,856
Payable to customers		1,054,299
Securities sold, not yet purchased, at fair value (note 4)		256,668,661
Accrued interest payable on securities		2,311,526
Accounts payable and accrued expenses		7,993,433
Accrued distributions to partners (note 7)		721,321
Total liabilities		791,819,105
Partners' capital (notes 7 and 9):		
Vining-Sparks Securities, Inc.		607,931
Vining-Sparks Fund, L.P.		26,197,958
Vining-Sparks & Associates, L.P.		19,802,479
Total partners' capital		46,608,368
Commitments and contingencies (notes 10 and 11)		
Total liabilities and partners' capital	$	838,427,473

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2005

Revenues:		
Commissions and trading gains	$	58,456,454
Interest and dividends		20,939,309
Other		3,434,645
Total revenues		82,830,408
Expenses:		
Employee compensation and benefits		39,419,939
Communications		5,078,907
Occupancy and equipment rental (note 10)		3,785,796
Interest		18,641,004
Brokerage and clearance costs		1,457,288
Travel and entertainment		1,697,574
Other		3,246,855
Total expenses		73,327,363
Net income	$	9,503,045

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Changes in Partners' Capital

Year ended December 31, 2005

	Vining-Sparks Securities, Inc.	Vining-Sparks Fund, L.P.	Vining-Sparks & Associates, L.P.	PFIC Securities Inc. (note 7)	Total Partners' Capital
Balance at December 31, 2004	$ 586,350	25,275,084	19,180,180	—	45,041,614
Net income	121,254	5,185,309	3,496,482	700,000	9,503,045
Distributions	(99,673)	(4,262,435)	(2,874,183)	(700,000)	(7,936,291)
Balance at December 31, 2005	$ 607,931	26,197,958	19,802,479	—	46,608,368

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	9,503,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,059,323
Changes in assets and liabilities:		
Decrease in securities owned, net		16,666,380
Increase in securities purchased under agreements to resell, net		(45,214,360)
Increase in receivable from customers, net		(857,808)
Increase in accrued interest receivable on securities		(1,632,875)
Increase in other receivables		(1,162,933)
Increase in other assets		(1,721,246)
Increase in payable to clearing agent and brokers and dealers, net		65,233,173
Decrease in securities sold under agreements to repurchase, net		(32,677,163)
Increase in accrued interest payable on securities		1,266,614
Decrease in accounts payable and accrued expenses		(2,708,621)
Net cash provided by operating activities		7,753,529
Cash used in investing activities – purchase of furniture, fixtures and equipment		(387,204)
Cash flows from financing activities:		
Distributions paid to partners		(8,522,364)
Net decrease in cash		(1,156,039)
Cash at beginning of year		4,707,681
Cash at end of year	$	3,551,642
Supplemental disclosure:		
Interest paid	$	17,862,101

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Notes to Financial Statements

December 31, 2005

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the National Futures Association (NFA), and the Commodities Futures Trading Commission (CFTC). The Partnership is also registered in Europe with the Financial Services Authority (FSA) of the United Kingdom, and with regulatory agencies in Canada.

(b) Co-Venturers

At December 31, 2005, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 58.9036% limited partner, and Vining-Sparks & Associates, L.P., as a 39.7190% limited partner.

(c) Securities Transactions

Securities transactions and related trading gains or losses are recorded on a settlement date basis, which does not differ materially from trade date basis.

(d) Securities

Securities owned by the Partnership are stated at fair value, and unrealized gains and losses are reflected in other revenues. Marketable securities owned and securities sold, not yet purchased are valued at fair value using quoted market prices as determined through third party pricing services. Securities not readily marketable are valued at fair values as determined by management.

(e) Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Partnership does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(f) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(g) Income Taxes

No provision for Federal income taxes has been made because the Partnership is required to allocate income and expenses to the partners for inclusion in their respective Federal and State tax returns.

(Continued)

(h) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission, and Commodity Futures Trading Commission (CFTC) Regulation 1.16(c)(5), since no such liabilities existed at December 31, 2005 or at any time during the year then ended.

(i) Derivative Financial Instruments

The Partnership has entered into interest rate derivative (swaps and caps) agreements to assist customers in reducing exposure to market risks from changing interest rates. The Partnership has also entered into interest rate derivative agreements with other counterparties whose terms are identical to the customer interest rate swap agreements.

(j) Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value.

(k) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Cash and Securities Segregated Under Federal Regulations

The Partnership maintains a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2005, restricted cash of $2,266,087 has been segregated into this account.

(3) Brokers and Dealers Receivables

The receivable from brokers and dealers is comprised of the following at December 31, 2005:

Securities failed to deliver	$	7,078,476
Other		225,828
	$	7,304,304

(Continued)

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, not yet purchased
U.S. government and agencies	$ 182,402,340	256,668,661
Collateralized mortgage obligations	65,878,344	—
SBA – guaranteed loans and pools	274,017,146	—
USDA loans	2,624,466	—
SBA interest–only strips	3,311,614	—
State and municipal	8,452,229	—
Corporates	69,565	—
Stocks and warrants	8,195	—
	$ 536,763,899	256,668,661

(5) Payable to Clearing Agent and Brokers and Dealers

The payable to clearing agent and broker/dealers is comprised of the following at December 31, 2005:

Securities failed to receive	$ 8,886,095
Open transactions due to clearing organization	380,964,114
Other	153,800
	$ 390,004,009

The payable to clearing agent, for which the Partnership incurs interest, is collateralized by securities owned either by the Partnership or held for the account of customers and other broker/dealers for which the Partnership has yet to be paid.

(6) Securities Sold Under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned by the Partnership with a fair value totaling $129,636,213 were sold under agreements to repurchase at $124,822,856. In addition, the Partnership has accepted collateral from other parties with a fair value of $ $9,459,962, that the Partnership is permitted by contract to sell or repledge, and has sold or repledged $8,243,000 of that collateral at December 31, 2005.

(Continued)

(7) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership. During 2005, the amount of distributions paid to the Partners was $8,522,364 which includes $1,307,394 in distributions accrued at December 31, 2004. On December 31, 2005, the Partnership declared additional distributions of $721,321 to be paid subsequent to year end. These amounts were paid on January 20, 2006.

In July 2004, PFIC Securities, Inc. (PFIC), a subsidiary of Union Planters Corporation, sold its $12,626,731 capital account, which represented a 27.4% limited partnership interest in Vining–Sparks IBG, L.P., to Vining–Sparks Fund, L.P. Also, the Partnership agreed to pay PFIC approximately $58,333 a month of the first profits of the Partnership for 5 years, beginning July 1, 2004.

On October 1, 2004, Vining–Sparks Fund, L.P. sold the remaining partners, VSSI and Vining–Sparks & Associates, L.P., their pro rata share of PFIC's former interest in the Partnership.

(8) Agreements with Other Broker Dealers

ICBA Securities Corporation

The Partnership has an agreement with ICBA Securities Corporation wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation. Under terms of the agreement, all expenses related to such activities, including management of the related accounts, are borne by the Partnership. During 2005 the Partnership paid such expenses and received commissions from business generated from this relationship.

(9) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2005, the Partnership had net capital of $27,565,640, which was $27,315,640 in excess of required net capital.

(Continued)

(10) Commitments and Contingencies

Leases

At December 31, 2005, the Partnership was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31:		
2006	$	1,923,513
2007		1,869,450
2008		1,748,665
2009		1,693,031
2010		1,214,793
	$	8,449,452

Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $596,000.

The Partnership incurred rent expense of approximately $2,102,000 for the year ended December 31, 2005.

Litigation

In the normal course of business, the Partnership is subject to claims and litigation. Management of the Partnership believes that such matters will not have a material adverse effect on the Partnership's results of operations, liquidity or financial condition.

(11) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving derivatives and other instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA guaranteed loans (when-issued securities) and interest rate swaps. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The extent of Partnership's involvement in TBA and when-issued financial instruments with off-balance sheet risk as of December 31, 2005 was a commitment to purchase of $62,290,155 and a commitment to sell of $154,704,708.

Interest rate swaps, including interest rate caps, involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The Partnership enters into interest rate swap and cap arrangements for customers. The Partnership enters into interest rate swap and cap agreements, with other counterparties, whose terms are identical to the interest rate swap and cap agreements. At December 31, 2005, the gross contractual or notional amount of interest rate swaps and caps (with both the customer and counterparty) was $15,000,000 with a weighted average maturity of approximately 2.1 years.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(12) Employee Benefits

The Partnership has a 401k plan (the Plan) which covers substantially all employees. The Plan provides for contributions for all employees who have been employed by the Partnership for a minimum of one year. The Partnership contribution is equal to 50% of certain employee contributions up to 6% of employee's salary. Contributions to the Plan were approximately $111,000 during 2005.

Schedule 1

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Total partners' capital	$	46,608,368
Deductions:		
Total nonallowable assets		6,763,419
Aged fail-to-deliver		17,889
Other		99,543
		6,880,851
Net capital before haircuts on securities positions		39,727,517
Haircuts on securities positions:		
Trading and investment securities:		
U.S. Government and agency obligations		10,202,511
State and municipal government obligations		451,034
Corporate obligations		1,319,761
Stocks and warrants		1,229
Other securities		187,342
		12,161,877
Net capital	$	27,565,640

Computation of Alternate Net Capital Requirement

Aggregate debit items pursuant to Rule 15c3-3	$	4,774,899
2% of combined aggregate debit items		95,497
Minimum dollar net capital requirement		250,000
Net capital requirement		250,000
Excess net capital		27,315,640
Percentage of net capital to aggregate debits		577%
Net capital in excess of 5% of aggregate debits items or $120,000	$	27,326,895

Statement Pursuant to Paragraph (d)(4) of Rule 17a5

There are no material differences between this computation and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2005, filed by the Partnership on January 24, 2006.

See accompanying independent auditors' report.

Schedule 2

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	940,008
Monies borrowed collateralized by securities carried for the accounts of customers		721,174
Customers' securities failed to receive		3,312,761
Other		754,862
Total credit items	$	5,728,805
Debit balances:		
Debit balances in customers' accounts excluding unsecured accounts		4,218,290
Failed to deliver of customers' securities not older than 30 calendar days	$	556,609
Aggregate debit items		4,774,899
Less 3% of aggregate debit items		(143,246)
Total debit items	$	4,631,653
Reserve computation:		
Excess of total credits over total debits	$	1,097,152
Amount held on deposit "for exclusive benefit of customers" at December 31, 2005		2,266,087

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2005, filed by the Partnership on January 24, 2006.

See accompanying independent auditors' report.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	—
A. Number of Items		None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
A. Number of Items		None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes X	No

See accompanying independent auditors' report.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Accounting Control Required by Sec Rule 17a-5

The Partners
Vining-Sparks IBG, Limited Partnership:

In planning and performing our audit of the financial statements of Vining-Sparks IBG, Limited Partnership (the Partnership), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a–3(a)(11) and the reserve required by Rule 15c3-3(e),

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

KPMG

effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2006

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Accounting Control Required by Regulation 1.16 of the Commodity Futures Trading Commission

Board of Directors
Vining-Sparks IBG, Limited Partnership:

In planning and performing our audit of the financial statements of Vining-Sparks IBG, Limited Partnership (the Partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC were not reviewed since no such transactions were made by the Partnership during 2005.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the CFTC, and the National Futures Association, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2006

KPMG

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Financial Statements and Schedules

December 31, 2005

(With Independent Auditors' Report Thereon)